UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 12-20-02
1-3215

03006700

February 7, 2003

Act 1934
Section 14A-8
Rule
Public
Availability 2/7/2003

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel
Johnson & Johnson
Office of the Corporate Secretary
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Johnson & Johnson
Incoming letter dated December 20, 2002

Dear Mr. Ullmann:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Johnson & Johnson by the Missionary Oblates of Mary Immaculate, Mennonite Mutual Aid, the St. Joseph Health System, The Religious of the Sacred Heart of Mary, Ethical Funds Inc., Trillium Asset Management, and ASC Investment Group. We also have received a letter on the proponents' behalf dated January 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

JOHNSON & JOHNSON
OFFICE OF THE CORPORATE SECRETARY
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

December 20, 2002

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Missionary Oblates of Mary Immaculate — Securities Exchange Act of 1934 — Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation ("the Company"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal and statement in support thereof (collectively, the "Proposal") received from the Missionary Oblates of Mary Immaculate (the "Proponent") and six other shareholders affiliated with the Interfaith Center for Corporate Responsibility. The Proposal requests that the Company's Board of Directors "establish and implement standards of response to the health pandemic of HIV/AIDS, TB and Malaria in developing countries, particularly Africa" and make available to the Company's shareowners a "report of such standards and their implementation" by October 2003 at "reasonable" cost. The Proponent's letter, dated November 6, 2002, setting forth the Proposal, is attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of its intention to exclude the Proposal from its 2003 Proxy Materials on the grounds set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal may be excluded from the 2003 Proxy Materials on the grounds set forth below.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2003 Proxy Materials.

The Company presently expects to file its definitive 2003 Proxy Materials on or after March 12, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") not less than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Commission. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

The Company recognizes the severity of the pandemic of HIV/AIDS, tuberculosis and malaria in the world's poorest nations. We also recognize that pharmaceutical companies, as organizations dedicated to the advancement of health, should work with other businesses, the public sector and non-governmental organizations, in a shared effort to find solutions to this pressing global health challenge. However, for the reasons cited below, we believe that the Proposal should not be submitted to the shareowners as part of our 2003 Proxy Materials and

may properly be excluded from the 2003 Proxy Materials pursuant to:

I. Rule 14a-8(i)(7), because the Proposal concerns the Company's ordinary business operations;

II. Rule 14a-8(i)(3), because the Proposal contains many statements which are unsubstantiated or opinion and therefore may be false or misleading in violation of the proxy rules; and

III. Rule 14a-8(i)(5), because the Proposal relates to operations that are not significant to the Company's business.

In the alternative, the Proposal must be revised substantially in order to comply with the Commission's proxy rules.

I. The Proposal Relates to the Company's Ordinary Business Operations and May Be Excluded Pursuant to Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Company "establish and implement standards of response" to HIV/AIDS, tuberculosis ("TB") and malaria in developing countries. Because the Company does not manufacture or sell anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria, the Proposal could be read as requesting that the Company start to manufacture and distribute such products.

In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central policy considerations. The first of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second concerns "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment . . . such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Recognizing these considerations, the Staff repeatedly has taken the position that the range of decisions involved with product development relates to a company's "ordinary business operations." Decisions to develop or not develop a drug involve incredibly complex variables that are beyond the expertise of shareowners. For instance, in *Eli Lily and Co.* (avail. Feb. 8, 1990), a shareholder proposal recommended that Eli Lily's board study the possibility of "acquiring license rights to, receiving FDA approval for the manufacture and distribution of, and developing a profitable market" for a specific drug in the United States. The Staff permitted the shareholder proposal to be omitted because it "appear[ed] to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., decisions involving the choice of products to develop, manufacture and distribute)." Likewise, in *Chrysler Corp.* (avail. Mar. 3, 1988), the Staff allowed exclusion of a proposal requesting that Chrysler study the status of electric vehicle designs to determine the likelihood of mass production for such a vehicle. Specifically, the Staff found that the proposal could be omitted under the predecessor of Rule 14a-8(i)(7) because "it appear[ed] to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., determining to engage in product research and development)."

Similarly, the Staff has allowed exclusion of shareholder proposals regarding use of food irradiation processes and the use and sale of irradiated foods (i.e., issues dealing with the selection of raw materials and ingredients and sources of supplies in retail and manufacturing). In these instances, while the proposals claimed that irradiated food use was unsafe, the Staff found that the use of irradiated food was related to ordinary business operations because it involved production and supply decisions. *See The Kroger Co.* (avail. Mar. 23, 1992); *Borden, Inc.* (avail. Jan. 16, 1990). Also, in *McDonald's Corp.* (avail. Mar. 24, 1992), the Staff permitted exclusion of a proposal asking McDonald's to introduce certain food products and to use all-vegetable cooking oil in its international operations because the "proposal deal[s] with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., as involving menu selections and food preparation methods)."

Moreover, the Staff consistently has taken the position that decisions regarding research and testing relate to a company's "ordinary business operations." In *Merck & Co., Inc.* (avail. Jan. 23, 1997), a proposal requested that Merck's board "study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development and testing of the company's products." Merck argued that its management was best situated to make choices regarding research decisions because "decisions as to such matters are necessarily based on a myriad of intricate variables and are made with the assistance of experts in a variety of fields, including basic research, developmental research, safety and efficacy testing and analysis, manufacturing and law." The Staff concurred that the proposal could be excluded as "relating to the conduct of the Company's ordinary business operations (i.e., product research, development and testing)." The Staff reached a similar conclusion in *Newport Pharmaceuticals International Inc.* (avail. Aug. 10, 1984). In *Newport*, two proposals requested that Newport form a committee to make recommendations regarding the company's "research, development, marketing and distribution of certain pharmaceutical compounds." Specifically, Newport manufactured a drug that had been approved for sale in markets other than in the United States. After the FDA's determination that further analyses would be unlikely to provide adequate evidence of the drug's effectiveness, Newport decided that it would no longer pursue an application pending before the FDA until favorable completion of further clinical tests. The proposals were an attempt to determine if Newport had made sufficient efforts to obtain FDA approval. The Staff found that the proposal could be excluded under the predecessor of Rule 14a-8(i)(7) as a matter of ordinary business.

The fact that the Proposal also asks the Company to prepare and make available to its shareowners a report on the Company's standards of response and their implementation does not insulate the Proposal from exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (avail. Feb. 21, 2001); *The Mead Corporation* (avail. Jan. 31, 2001); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Nike, Inc.* (avail. July 10, 1997).

In short, we believe that the past no-action letters dealing with product development and research and testing clearly demonstrate that the Proposal is excludable because its subject matter – the types of products that the Company should manufacture and sell –relates to the Company's "ordinary business operations." These letters establish that decisions about the manufacture and sale of particular products – which necessarily entail decisions regarding research, development, testing, manufacturing and distribution – are ordinary business matters. Such a view is consistent with the language of Rule 14a-8(i)(7), the policies underlying the rule, and past Staff interpretations of the rule. Accordingly, the Proposal may be excluded from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal Contains Statements which are Unsubstantiated or Opinion and Therefore May Be Materially False or Misleading Statements which could Be Excluded Pursuant to Rule 14a-8(i)(3).

A proposal may be omitted under Rule 14a-8(i)(3) if the proposal, or the accompanying supporting statement, is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. In Staff Legal Bulletin No. 14 ("SLB 14") (July 13, 2001), the Division of Corporation Finance indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both." We believe that the Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are not substantiated or are opinion in violation of Rule 14a-9 and would require detailed and extensive editing to remove and/or recast these statements. If the Staff is unable to concur with this conclusion, we respectfully request that the Staff permit the Company to exclude those statements that are not substantiated or are opinion. If the Staff were to depart from SLB 14 in responding to this letter, the Proposal nonetheless would need to be substantially revised before it could be included in the 2003 Proxy Materials.

Many of the statements in the Proposal either (1) fail to provide any sources or citations or (2) cast the Proponent's opinions as fact. The Proposal contains many statistics, but does not provide any authority or citations for this numerical data. This failure to provide attribution or citations renders these statements misleading because shareowners cannot refer to the underlying sources to verify for themselves the accuracy of the statements. The Company does not necessarily dispute the accuracy of these statements, but we are unable to ascertain their accuracy. The Staff has previously taken the position that the failure to support factual assertions with accurate citations to specific sources may render statements false and misleading and constitute a basis for exclusion under Rule 14a-8(i)(3). *See, e.g.*, *Boeing Co.* (avail. Feb. 7, 2001) (permitting exclusion of several statements if proponent failed to provide accurate citations to specific sources); *Home Depot, Inc.* (avail. Apr. 4, 2000) (permitting exclusion of statement that "70% of Home Depot directors are not independent" if proponent failed to provide source and citation); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (permitting exclusion of statements referring to a "1997 report" and "one Colorado experiment" if proponent failed to provide citations).

In summary, the Proposal exemplifies the type of proposal described in SLB 14 – one that would require "detailed and extensive editing" to bring it into compliance with the proxy rules and that, as a result, could appropriately be excluded. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted under Rule 14a-8(i)(3). If the Staff is unable to concur with this conclusion, we respectfully request that the Staff permit the Company to exclude those statements that are unsubstantiated or opinion. If the Staff were to depart from SLB 14 in responding to this letter, the Proposal nonetheless would need to be substantially revised before it could be included in the 2003 Proxy Materials.

III. The Proposal Relates to Operations That Are Not Significant to the Company's Business and May Be Excluded Pursuant to Rule 14a-8(i)(5).

A proposal may be omitted under Rule 14a-8(i)(5) if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

As discussed above, the Proposal requests that the Company "establish and implement standards of response" to HIV/AIDS, TB and malaria. At present, the Company does not manufacture or sell any anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria. Although the Company is conducting research on compounds to treat TB and has acquired a company with two anti-HIV drug candidates in research, virtually none of the Company's total assets, net earnings or gross sales are attributable to the sale of anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria. The economic thresholds set forth in Rule 14a-8(i)(5) are therefore not satisfied. Accordingly, the Proposal may be excluded under this rule. *See Eli Lilly and Co.* (avail. Feb. 2, 2000); *La Jolla Pharmaceuticals Co.* (avail. Feb. 18, 1997). Also, because the Company does not manufacture or sell anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria, the Proposal "is not otherwise significantly related to the Company's business."

The Staff has recognized that "certain proposals, *while relating to only a small portion of the issuer's operations*, raise policy issues of significance to the issuer's business." Exchange Act Release No. 19135 (Oct. 26, 1982). This can occur, for example, where a particular corporate policy "which involves an arguably economically insignificant portion of an issuer's business . . . may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Commission, however, has explicitly noted that when the proposal relates to an area in which the issuer has *no involvement, the proposal is omittable under paragraph (c)(5)* [predecessor to (i)(5)]." *Id.* (emphasis added) Accordingly, since the Company currently does not manufacture or sell anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria, the Proposal is omittable under Rule 14a-8(i)(5).

***

Based upon the foregoing analysis, we respectfully request that the Staff take no action if the Company excludes the Proposal from its 2003 Proxy Materials.

We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at Johnson & Johnson at (732) 524-2464, or Amy Goodman with Gibson, Dunn & Crutcher LLP at (202) 955-8653, if we can be of any further assistance in this matter.

Very truly yours,

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel

Attachments

cc: Distribution List

EXHIBIT A

SHAREHOLDER PROPOSAL BY
MISSIONARY OBLATES OF MARY IMMACULATE

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

WCW NOV 11 20

November 6, 2002

Mr. William Weldon
Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Weldon:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 26,350 shares Johnson & Johnson. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

Our colleagues throughout sub-Saharan Africa, as well as our members here in the U.S., continue to ask us to request a more generous response to the AIDS pandemic. Access to medicines is the only lifeline for millions who are infected and financial assistance the only hope for those who have been orphaned. While we appreciated the opportunity to hear about the response of our company to this crisis least year and their willingness to meet with us again, we believe a more concerted response is called for.

It is with this in mind that I write at this time to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

JOHNSON & JOHNSON **STANDARDS OF RESPONSE TO THE HEALTH PANDEMIC OF HIV-AIDS-TB-MALARIA**

WHEREAS:

HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Providing access to affordable, essential drugs in developing countries is a main strategy for achieving the UN Millennium Development Goals;

Twenty-five million people have died from AIDS since the early 1980's. 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded prevention and treatment efforts, 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS;

MALARIA causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa;

Despite donation programs, promises of differential prices, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

The UNAIDS Director has stated that far greater action is needed by both government and private sector to ensure that treatment reaches those in greatest need;

Effective prevention, care and treatment strategies will require increased availability of and non-discriminatory access to vaccines, sterile injecting equipment, drugs, including antiretroviral therapy, diagnostics and related technologies, as well as increased research and development;

Pharmaceutical companies have the unique mission to provide health-giving medicines, a pivotal role in addressing health pandemics;

Our company has done testing around the effectiveness of certain compounds for treatment of Tuberculosis and HIV. Through the acquisition of Tibotec-Vicro, Johnson & Johnson has gained two HIV drug candidates in research;

More affordable pharmaceutical prices, support of the Global Fund for HIV/Aids, TB and Malaria, and immunity from liability for generic manufacturers of pharmaceuticals needed in developing countries are ways that our company can respond to the pandemic;

BE IT RESOLVED: Shareholders request the Board of Directors to establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries, particularly Africa. A report of such standards and their implementation would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:
International non-governmental organizations have challenged the pharmaceutical industry to greater responses to the health crisis in developing countries. We believe that concrete action on the part of pharmaceutical companies is an important part of the world's response to this global tragedy. Not to respond would be a tragedy for infected peoples and for the good name and reputation of our company.

Please vote your proxy FOR these concerns.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Johnson & Johnson

Via fax

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate, Mennonite Mutual Aid, the St. Joseph Health System, The Religious of the Sacred Heart of Mary, Ethical Funds Inc., Trillium Asset Management, and ASC Investment Group (who are jointly referred to hereinafter as the "Proponents"), each of which is (or represents) a beneficial owner (owning in the aggregate well in excess of 300,000 shares) of shares of common stock of Johnson & Johnson (hereinafter referred to as "J&J" or the "Company"), and who have jointly submitted a shareholder proposal to J&J, to respond to the letter dated December 20, 2002, sent to the Securities & Exchange Commission by the Company, in which J&J contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in J&J's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to "establish and implement" a response to the AIDS epidemic (as well as the TB and malaria epidemics) in Africa (and other developing nations).

RULE 14a-8 (i)(3)

We believe that the various statistics cited in the shareholder proposal are widely available and therefore well within the realm of common knowledge. Consequently, they require no citation. (For example, in his State of the Union address of January 28, 2003, President Bush said that in Africa "nearly 30 million people have the AIDS virus".) If the Staff were to disagree as to any specific statistics, we would be happy to insert any and all citations that the Staff believes are needed. We also enclose an Appendix A the remarks of Senator Frist (R TN and recently chosen as Senate Majority Leader) at the time of his introduction of S. 1032 in the last Congress; as Appendix B the Congressional Findings set forth in that bill; and as Appendix C the Congressional Finding set forth in S 2525, passed by the Senate last year. We believe that these three appendices illustrate that the Proponents' Whereas clause recites facts that are simply matters of common knowledge.

The Company also says that there are statements that should be labeled as matters of opinion, but has neglected to specify any such statement. We are at a loss to understand what J&J is talking about. We fail to find any such defect in the Whereas clause, which consists solely of factual statements; while the Supporting Statement clearly labels the Proponents' beliefs as such. Once again, if the Staff were to disagree, we would be pleased to label as opinion any statement that the Staff does not find to be a matter of objective fact.

RULE 14a-8(i)(5)

In its no-action request, the Company states that it does not YET sell "drugs for the prevention or treatment of HIV/AIDS, or pharmaceuticals for the prevention or treatment of TB or malaria", the diseases covered by the Proponents' shareholder proposal.

On the other hand, J&J admits in that letter that it is currently engaged in research both on HIV/AIDS and on TB. In 2002 it acquired, for almost one-third of a billion dollars, a Belgium-based company whose primary activity is developing HIV/AIDS therapies. The J&J press release on May 2, 2002, describing the acquisition stated:

> Johnson & Johnson today announced it has signed a definitive agreement to acquire all of the assets of Tibotec-Virco NV, a privately-held biopharmaceutical company focused on developing anti-viral treatments, with several promising compounds in development for the treatment of infectious diseases including HIV. The transaction is valued at approximately $320 million in cash and debt . . .
>
> "Tibotec-Virco will provide a good strategic fit with our current pharmaceutical research and development operations," said Dr. Per Peterson, chairman, Research & Development

for the pharmaceuticals group of Johnson & Johnson." By combining Tibotec-Virco's expertise with our own research and development activities, we will expand our drug discovery and development capabilities, particularly in the field of anti-viral therapies."

Headquartered in Mechelen, Belgium, Tibotec-Virco applies the latest techniques in ultra-high throughput screening, pharmacogenomics, molecular biology and artificial intelligence to discovering and developing new drugs. The company has drug discovery and development programs focusing on potential new drugs that are active against drug-resistant strains of HIV, including two products in early clinical development. Tibotec-Virco also has early stage research programs concentrating on the development of treatments for hepatitis C and other infectious diseases. In addition to its drug discovery operations, Tibotec-Virco provides HIV drug resistance testing and other analytical services under the name of Virco. The company has operations in Mechelen, Belgium, Durham, North Carolina, and Dublin, Ireland.

On its web site, J&J describes Tibotec-Virco as follows:

Tibotec-Virco Comm. VA is a pharmaceutical research and development company based in Belgium. Recognized as one of the companies at the forefront of HIV discovery research, Tibotec-Virco has research projects in other infectious diseases and has as its mission to be a world leader in the discovery and development of superior anti-infectives for diseases of high medical need.

In its 10Q for the second quarter of 2002, filed on August 12, 2002, J&J stated:

On April 18, 2002, Johnson & Johnson announced the completion of the acquisition of Tibotec-Virco NV, a privately held biopharmaceutical company focused on developing anti-viral treatments, with several promising compounds in development for the treatment of infectious diseases including HIV. The transaction is valued at approximately $320 million in cash and debt.

The bottom line is clear: J&J spent almost one-third of a billion dollars to acquire Tibotec-Virco, a company "at the forefront of HIV discovery research", in order to acquire its "HIV discovery research".

The Proponents' shareholder proposal is directly related to the business of J&J. It is absurd to contend that J&J is not in the business of "respond[ing] to the health pandemic of HIV/Aids", as described in the Proponents' proposal. J&J has gone out and purchased, for a third of a billion dollars, a company primarily devoted to creating such a response.

Since J&J is in the business of providing a response to the AIDS pandemic, the size of its sales (or profits) is not relevant provided the Proponents' shareholder proposal is "otherwise significantly related" to that business. Shareholder proposals dealing with AIDS in Africa have been found by the Staff to be non-economically significant to registrants who merely operate in the most severely affected regions of Africa. See *Caterpillar Inc.* (January 3, 2003). *A fortiori*, shareholder proposals submitted to pharmaceutical companies in the business of developing

AIDS drugs should be deemed to be otherwise significantly related to the business of that pharmaceutical company.

For the foregoing reasons, Rule 14a-8(i)(5) is inapplicable to the Proponents' shareholder proposal.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the *proposal must not only pertain to a matter of ordinary company business, but it must also fail to* raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the AIDS pandemic in Africa raises such a policy issue for pharmaceutical companies. The Proponents' shareholder proposal asks J&J to disclose how it will respond to that pandemic. Such a proposal is appropriate for a registrant that has recently spent one-third of a billion dollars to enter the field of providing drugs to AIDS patients. Had there been any question as to the seriousness of the underlying social problem and the need for pharmaceutical companies to be part of the response to the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. . .
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

It is also worth noting that the Senate Foreign Relations Committee will consider a bill during the first week in February (co-sponsored by Senate Majority Leader Frist (R TN) and Sen. John Kerry (D MA)) which, according to *The Wall Street Journal* (January 30, 2003) is more generous than President Bush's proposal and is expected to pass the full Senate within two weeks. The article also noted that a similar bill passed the Senate last year.

In the 107th Congress, on December 11, 2001, the House passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001, and on July 12, 2002, the Senate passed (by unanimous consent) an amended version by substituting S 2525 and S 2649, described below. However, the house and Senate versions were never reconciled.

During the last Congress at least four bills concerning AIDS,TB and Malaria were cosponsored by Sen. Frist. (S 2525 "UNITED STATES LEADERSHIPAGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002", co-sponsored by Frist (R TN), Helms (R NC), DeWine (R OH), Hagel (R NE), Luger (R IN), Santorum (R PA), Smith (R OR), Kerry (D MA), Biden (D DE), Boxer (D CA), Daschle (D SD), Dodd (D CT), Durbin (D IL), Fingold (D WI), Leahy (D VT), Mikulski (D MD), Sarbanes (D MD), Wellstone (D MN); S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001 (officially described as a "A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis".), co-sponsored by Frist (R TN), Helms (R NC), Chaffee (R RI), DeWine (R OH), Hatch (R UT), Kerry (D MA), Durbin (D IL), Leahy (D VT), Liberman (D CT); S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002", co-sponsored by Frist (R TN), Kerry (D MA, Biden (D DE), Levin (D MI); S 2649 "INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002", cosponsored by Frist (R TN), DeWine (R OH), Santorum (R PA), Jeffords (I VT), Bingaman (D NM), Clinton (D NY), Corzine (D NJ), Daschle (D SD), Dodd (D CT), Durbin (D IL), Edwards (D NC), Feinstein (D CA), Murray (D WA), Harkin (D IA), Mikulski (D MD), Reed (D RI), Sarbanes (D MD).) Altogether, these bills, all of which dealt ith the same problem, were sponsored by some thirty senators.

Attached as Appendix A are the remarks of Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107 Cong 1st Sess, 147 Cong Rec S 6226.) Attached as Appendix B are the Congressional Findings which were a part of Senator Frist's bill and which recite the global devastation of AIDS (and which are very similar to, but longer (no 500 word limitations for senators!) than, the Proponents' Whereas clause). Attached as Appendix C are the Congressional Findings set forth in S 2525, as passed by the Senate on July 12, 2002. Note that Finding 17D states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including . . .pharmaceutical and biotechnology companies".

In light of the concerns expressed by the President and by numerous Senators, as well as of the unanimous action by the Senate itself, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a pharmaceutical company raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill address "the most pressing moral, humanitarian and public health crisis of modern times". The Proponents have asked J&J how it plans to respond to the crisis in Africa, where almost none of those who are ill can afford the medicines being developed by the Company. It is difficult in the extreme to believe that J&J truly believes that the Proponents' shareholder proposal does not raise an important policy issue which prevents the application of Rule 14a-8(i)(7) to that proposal.

That the pandemic in Africa raises significant policy issues can also be seen by the fact that the Staff has held that an AIDS shareholder proposal was significantly related to the business of a non-pharmaceutical issuer that does business in southern Africa. See *Caterpillar*

Inc. (January 3, 2003). If it is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, it surely similarly raises a significant policy issue under (i)(7).

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael U. Ullmann, Esq.
All proponents
Sister Pat Wolf

APPENDIX A

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

- S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations_challenging us to follow her example_to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

APPENDIX B

SEC. XX03. FINDINGS.

Congress makes the following findings:

(1) HIV/AIDS, tuberculosis, and malaria disproportionately affect the world's poorest countries and together will cost the lives of 6,000,000 people this year alone.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 58,000,000 people worldwide have already been infected with HIV/AIDS, a fatal disease that is devastating the health, economies, and social structures in dozens of countries in Africa, and increasingly in Asia, the Caribbean, and Eastern Europe.

(3) AIDS has wiped out decades of progress in improving the lives of families in the developing world. As the leading cause of death in Africa, AIDS has killed 17,000,000 and will claim the lives of one quarter of the population, mostly productive adults, in the next decade. In addition, 13,000,000 children have been orphaned by AIDS--a number that will rise to 40,000,000 by 2010.

(4) The World Health Organization (WHO) estimates that 8,000,000 people each year become sick with tuberculosis, one of the most dangerous contagious diseases, easily transmitted through the air from those infected. Globally, tuberculosis kills at least 2,000,000 each year, is the leading killer of women between 15 and 44 years old, and is the most common cause of death in Africa in those with HIV/AIDS.

(5) More than 40 percent of tuberculosis cases in the United States result from importation of tuberculosis from foreign-borne persons. Multidrug-resistant tuberculosis spreads because of inadequate control programs and inappropriate use of anti-tuberculosis drugs--mostly in the developing world. Without a concerted international effort to increase the implementation of WHO-approved control strategies, the United States risks importation of this particularly dangerous form of tuberculosis.

(6) Malaria is a third disease that saps the social and economic strength tropical developing countries. Malaria affects more than 500,000,000 people each year and undermines not only the health and productivity of the world's poorest countries; malaria kills at least 1,000,000 each year, about 3,000 each day. In Africa, malaria kills a child every 40 seconds.

(7) Beyond the human toll, the economic impact of AIDS, malaria, and tuberculosis on regional economies is severe. According to UNAIDS, HIV/AIDS alone will reduce gross domestic product (GDP) of South Africa by 17 percent, or $22,000,000,000 over the next 10 years, and WHO estimates that sub-Saharan Africa's GDP would be 32 percent, or $100,000,000,000 higher now if malaria had been conquered 35 years ago. The current short term economic loss and direct cost of malaria is estimated to be up to $12,000,000,000 each year.

(8) The UNAIDS program estimates it will cost $3,000,000,000 for basic AIDS prevention and care services in sub-Saharan Africa alone, and at least $2,000,000,000 more if anti-retroviral drugs are provided widely. But in Africa, only $500,000,000 is currently available from all donors, lending agencies, and African governments themselves.

(9) For tuberculosis control, WHO estimates that a total of $1,000,000,000 per year will be necessary to effectively fight the tuberculosis epidemic, which will be spent to identify at least 70 percent of the cases and curing 85 percent of them. WHO indicates that an increase of $400,000,000 per year could make this goal a reality.

(10) The Secretary General of the United Nations, Kofi Annan, has called for a global fund to halt and reverse the spread of HIV/AIDS, malaria, and tuberculosis. The Secretary General proposed a multibillion dollar "war chest" financed jointly by donor governments and private contributors and, equally important, called on leaders from developing nations to give a much higher priority in their budgets to development of comprehensive health systems.

(11) The Secretary General has outlined the following five *objectives for the fight against AIDS:*

(A) To ensure that people everywhere know what to do to prevent infection.

(B) To prevent the transmission from mother to child.

(C) To provide care and treatment to those infected.

(D) To provide care to those affected by AIDS, especially orphans.

(E) To deliver scientific breakthroughs, especially vaccines.

(12) Prevention of new infections is key, although treatment

and care for those infected by HIV/AIDS is an increasingly critical component of the global response. Improving health systems, providing home-based care, treating AIDS-associated diseases like tuberculosis, providing for family support and orphan care, and making anti-retroviral drugs against HIV available will reduce social and economic damage to families and communities.

(13) Responding to the call from the Secretary General, the African heads of state meeting at the African Summit on HIV/AIDS, tuberculosis, and other infectious diseases in Abuja, Nigeria, April 25-27, committed to increasing to at least 15 percent the proportion of their budgets allocated to the health sector.

(14) Expanded United States financial support for new broad based international partnerships to control HIV/AIDS, malaria, and tuberculosis can help leverage substantial increases in global commitments to narrow the gap between need and currently available resources.

(15) The World Bank and WHO have demonstrated that investment in global public health activities to reduce HIV/AIDS, malaria, and tuberculosis not only is a humanitarian imperative, it also helps bolster the economic and social development necessary to build political and trade alliances. Further, containment of international disease threats has beneficial ramifications for Americans who are increasingly susceptible to global infectious disease threats.

APPENDIX C

SEC. 2. FINDINGS.

Congress makes the following findings:

(1) During the last 20 years, HIV/AIDS has assumed pandemic proportions, spreading from the most severely affected region, sub-Saharan Africa, to all corners of the world, and leaving an unprecedented path of death and devastation.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 60,000,000 people worldwide have been infected with HIV since the epidemic began; more than 22,000,000 of these have lost their lives to the disease; and more than 13,000,000 children have been orphaned by the disease. HIV/AIDS is the fourth-highest cause of death in the world.

(3) At the end of 2001, an estimated 40,000,000 people were infected with HIV or living with AIDS. Of these, more than 2,700,000 were children under the age of fifteen and more than 17,600,000 were women. Women are four times more vulnerable to infection than are men and are becoming infected at increasingly high rates because in many societies women lack control over sexual encounters and cannot insist on the use of protective measures. Women and children who are refugees or are internally displaced persons are especially vulnerable to sexual violence, thereby increasing the possibility of HIV infection.

(4) As the leading cause of death in sub-Saharan Africa, AIDS has killed more than 17,000,000 people (more than 3 times the number of AIDS deaths in the rest of the world) and will claim the lives of one-quarter of the population, mostly adults, in the next decade.

(5) An estimated 1,800,000 people in Latin America and the Caribbean and another 7,100,000 people in Asia and the Pacific region are infected with HIV or living with AIDS. Infection rates are rising alarmingly in Eastern Europe (especially in the Russian Federation), Central Asia, and China.

(6) HIV/AIDS threatens personal security by affecting the health, lifespan, and productive capacity of the individual and the social cohesion and economic well-being of the family.

(7) HIV/AIDS undermines the economic security of a country and individual businesses in that country by weakening the productivity and longevity of the labor force across a broad array of

economic sectors and by reducing the potential for economic growth over the long term.

(8) HIV/AIDS destabilizes communities by striking at the most mobile and educated members of society, many of whom are responsible for security at the local level and governance at the national and subnational levels as well as many teachers, health care personnel, and other community workers vital to community development and the effort to combat HIV/AIDS. In some countries the overwhelming challenges of the HIV/AIDS epidemic are accelerating the outward migration of critically important health care professionals.

(9) HIV/AIDS weakens the defenses of countries severely affected by the HIV/AIDS crisis through high infection rates among members of their military forces. According to UNAIDS, in sub-Saharan Africa, many military forces have infection rates as much as five times that of the civilian population.

(10) HIV/AIDS poses a serious security issue for the international community by--

(A) increasing the potential for political instability and economic devastation, particularly in those countries and regions most severely affected by the disease; and

(B) decreasing the capacity to resolve conflicts through the introduction of peacekeeping forces because the environments into which these forces are introduced pose a high risk for the spread of HIV/AIDS.

(11) The devastation wrought by the HIV/AIDS pandemic is compounded by the prevalence of tuberculosis and malaria, particularly in developing countries where the poorest and most vulnerable members of society, including women, children, and those living with HIV/AIDS, become infected. According to the World Health Organization (WHO), HIV/AIDS, tuberculosis, and malaria accounted for more than 5,700,000 deaths in 2001 and caused debilitating illnesses in millions more.

(12) Tuberculosis is the cause of death for one out of every three people with AIDS worldwide and is a highly communicable disease. HIV infection is the leading threat to tuberculosis control. Because HIV infection so severely weakens the immune system, individuals with HIV and latent tuberculosis infection have a 100 times greater risk of developing active tuberculosis diseases thereby increasing the risk of spreading tuberculosis to others. Tuberculosis, in turn, accelerates the onset of AIDS in individuals infected with HIV.

(13) Malaria, the most deadly of all tropical parasitic diseases, has been undergoing a dramatic resurgence in recent years due to increasing resistance of the malaria parasite to inexpensive and effective drugs. At the same time, increasing resistance of mosquitoes to standard insecticides makes control of transmission difficult to achieve. The World Health Organization estimates that between 300,000,000 and 500,000,000 new cases of malaria occur each year, and annual deaths from the disease number between 2,000,000 and 3,000,000. Persons infected with HIV are particularly vulnerable to the malaria parasite. The spread of HIV infection contributes to the difficulties of controlling resurgence of the drug resistant malaria parasite.

(14) Although HIV/AIDS is first and foremost a health problem, successful strategies to stem the spread of the pandemic will require not only medical interventions, the strengthening of health care delivery systems and infrastructure and determined national leadership and increased budgetary allocations for the health sector in countries affected by the epidemic but also measures to address the social and behavioral causes of the problem and its impact on families, communities, and societal sectors.

(15) Basic interventions to prevent new HIV infections and to bring care and treatment to people living with AIDS, such as voluntary counseling and testing and mother-to-child transmission programs, are achieving meaningful results and are cost-effective. The challenge is to expand these interventions from a pilot program basis to a national basis in a coherent and sustainable manner.

(16) The magnitude and scope of the HIV/AIDS crisis demands a *comprehensive, long-term, international response focused upon* addressing the causes, reducing the spread, and ameliorating the consequences of the HIV/AIDS pandemic, including--

(A) prevention and education, care and treatment, basic and applied research, and training of health care workers, particularly at the community and provincial levels, and other community workers and leaders needed to cope with the range of consequences of the HIV/AIDS crisis;

(B) development of health care infrastructure and delivery systems through cooperative and coordinated public efforts and public and private partnerships;

(C) development and implementation of national and community-based multisector strategies that address the impact of HIV/AIDS on the individual, family, community, and nation and increase the participation of at-risk populations in programs designed to encourage behavioral and social change and reduce the stigma associated with HIV/AIDS; and

(D) coordination of efforts between international organizations such as the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Joint United Nations Programme on HIV/AIDS (UNAIDS), the World Health Organization (WHO), national governments, and private sector organizations.

(17) The United States has the capacity to lead and enhance the effectiveness of the international community's response by--

(A) providing substantial financial resources, technical expertise, and training, particularly of health care personnel and community workers and leaders;

(B) promoting vaccine and microbicide research and the development of new treatment

protocols in the public and commercial pharmaceutical research sectors;

(C) encouraging governments and community-based organizations to adopt policies that treat HIV/AIDS as a multisectoral problem affecting not only health but other areas such as education, the economy, the family and society, and assisting them to develop and implement programs corresponding to these needs; and

(D) encouraging active involvement of the private sector, including businesses, pharmaceutical and biotechnology companies, the medical and scientific communities, charitable foundations, private and voluntary organizations and nongovernmental organizations, faith-based organizations, community-based organizations, and other nonprofit entities.

To Grace Lee
FAX 202-942-9525

From: Paul M Neuhauser
FAX 941-349-6164
TEL 941-349-6164

Re: Shareholder Proposal submitted to
Johnson & Johnson re policy on
AIDS epidemic

Number of pages, including this page = 17

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 20, 2002

The proposal requests that the board of directors the board of directors establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries and report on those standards and their implementation to shareholders.

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Johnson & Johnson's business. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears to raise significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jeffrey Werbitt
Attorney-Advisor